 1-A/A LIVE 0001664038 XXXXXXXX 024-10990 Hemp Naturals, Inc. DE 2015 0001664038 2300 47-5604166 0 2 16950 NORTH BAY ROAD, SUITE 1803 Sunny Isles Beach FL 33160 347-301-8431 Thomas DeNunzio Other 98248.00 0.00 0.00 0.00 7345115.00 25806.00 0.00 1014704.00 6330411.00 7345115.00 0.00 0.00 0.00 0.00 0.00 0.00 Paritz & Co. Common 329996002 45338P102 OTC Pink Market Tier Preferred 0 45338P102 OTC MarketPlace None 0 000000000 OTC MarketPlace true true Tier2 Audited Equity (common or preferred stock) Y Y Y Y N N 100000000 329996002 0.9750 50000000.00 0.00 0.00 0.00 50000000.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR true